Form 10-K, Exhibit 13
period 1995-12-31
SUMMIT TECHNOLOGY INC
filed 1996-04-01
CIK 813902

- --------------------------------------------------------------------------------
                       S  U  M  M  I  T     1  9  9  5
- --------------------------------------------------------------------------------

Summit Technology is a worldwide leader in the development, manufacture and sale of ophthalmic laser systems designed to correct common vision disorders such as nearsightedness, farsightedness and astigmatism. On October 20, 1995, the Company's excimer laser system became the first excimer laser system in the world to be APPROVED BY THE FDA for commercial sale in the United States for laser correction of nearsightedness. Laser correction of nearsightedness is an outpatient procedure performed with the excimer laser requiring approximately
15 seconds of laser time. All participants in Summit's U.S. clinical trials, which were conducted in support of obtaining FDA approval, experienced an improvement in visual acuity without corrective eyewear. It is estimated that in excess of 140 million people in the United States use eyeglasses or contact lenses to correct common vision disorders, with over 60 million of these individuals suffering from nearsightedness. The Company's strategy is to become a vertically-integrated vision correction business by (i) manufacturing and selling laser systems and related products to correct vision disorders; (ii) operating vision correction centers; and (iii) participating in per procedure royalty revenues.

Selected Financial Data

(In thousands, except per share amounts)
Year ended December 31                           1995        1994        1993       1992      1991
- ----------------------------------------------------------------------------------------------------
Statements of operations data
  Net revenue                                   $45,134    $ 24,210    $26,801    $31,130    $22,018
  Net income (loss)                             $(3,512)   $(15,381)   $(9,154)   $  (383)   $   980
  Net income (loss) per share of
    common stock (1)                            $  (.14)   $   (.62)   $  (.39)   $  (.02)   $   .04
  Weighted average number of
    common shares outstanding (1)                25,965      24,666     23,379     22,299     22,400

(1) All per share data and weighted average share amounts have been restated to reflect the 3-for-2 stock dividend with a payment date of December 1, 1995


Balance sheet data
  Working capital                              $106,172    $ 23,351    $26,618    $24,537    $25,615
  Total assets                                 $157,135    $ 51,167    $50,548    $38,772    $35,494
  Long term obligations,
    excluding current portion                  $  1,002    $  1,177    $   164    $   729    $   390
  Stockholders' equity                         $136,875    $ 37,883    $40,384    $29,854    $29,714

To Our Shareholders:


FDA Approved! After more than ten years of determination and hard work we can finally deliver that unqualified message. The power of the message is further enhanced by the fact that we were the first company approved for excimer laser vision correction in the United States. There should be no confusion as to the meaning of this opportunity to set the U.S. standard of excellence and to continue the market leadership that we first established in the overseas markets. The clinical results we presented to the FDA Advisory Panel in obtaining FDA approval are, to the best of our knowledge, better in virtually every category than all other laser vision correction results presented to the Panel. These facts speak for themselves. As we go to press with this report, there are over 150 Summit Apex Lasers in use in the U.S. providing laser vision correction. In addition, several thousand ophthalmologists have received the didactic portion of the FDA-required training program and several hundred of these have completed the clinical hands-on portion, certifying them to treat patients.

     Approval of our laser system for the treatment of nearsightedness is just the beginning. We are actively engaged in worldwide clinical trials of our Apex Plus system for the treatment of astigmatism and farsightedness and we are achieving excellent results. In fact, we believe that we have the most successful system for the predictable and stable treatment of astigmatism and farsightedness, and look forward to bringing this product to the U.S. market as an upgrade to our ever-increasing installed base. Since both astigmatism and farsightedness treatments require our single-use emphasis[REGISTERED TRADEMARK] erodible mask technology, the U.S. approval would open up a new recurring revenue stream. We have been advised in writing by the FDA that it will require the same type of Advisory Panel review of astigmatism and farsightedness treatments as it required for our initial nearsightedness approval. This requirement applies to our competitors as well.

     Our patent portfolio continues to play an important role in our strategic business plans. In 1995, the Federal Trade Commission initiated an inquiry into Pillar Point Partners, a partnership which has exclusively licensed many of our U.S. patents. We are confident that the partnership complies with applicable laws, but it may take a considerable amount of time for the FTC to reach its own conclusions. Nonetheless, it should be stressed that our ability to collect royalties on the use of our equipment is based on our patents themselves. We have licensed all U.S. purchasers of our Apex systems, who in turn purchase single-treatment magnetic control cards for $250. We believe that this has set the stage for a very meaningful and sustainable revenue stream.

     In 1993, we made a major acquisition of an international patent portfolio which we believed to cover some of the fundamental concepts incorporated into state-of-the-art excimer laser vision correction systems. Our belief was confirmed when, in August of 1995, the German patent court ruled that our two German based competitors, Chiron/Technolas and Schwind, infringed our patents. Both companies were ordered to cease and desist from manufacturing and selling their product.

Additionally, we have sued our U.S. competitor, Visx, for patent infringement of the U.S. counterpart of the European patent. The trial date is set for February, 1997 in the U.S. District Court of Delaware. I would like to emphasize that this dispute between Summit and Visx does not affect the Pillar Point Partnership but we believe that a victory will result in substantial benefit to Summit.

     I would like to address the confusion surrounding the media-hyped procedure known as laser assisted in-situ keratomileusis, or LASIK for short. It is important to understand that from a financial perspective, Summit is essentially neutral as to the success of this procedure. That is to say, the procedure requires the use of our equipment and should result in the same royalties being paid as with laser vision correction. LASIK is a procedure that has had very limited testing and no long-term studies. Unlike laser vision correction, which requires minimal surgical instruction, LASIK is a technically demanding surgical procedure during which the top one-third of the cornea is sliced off to expose the inner surface of the cornea. While it is true that there have been satisfactory results using this technique, it is also true that complications have included the need for patients to undergo corneal transplants. To our knowledge, there have not been any laser-induced corneal transplants resulting from the hundreds of thousands of laser vision correction procedures which have been performed worldwide. So while the LASIK procedure may ultimately be approved and used for appropriately selected patients, the clinical trials still need to be conducted and the risk/reward ratio determined.

     In 1995, the Summit Vision[TRADEMARK] Center plan coalesced as we began to get ready for the U.S. launch of our own treatment centers. We spent a considerable amount of time and money to determine the exact size and demographics of our target audience in order to prepare the most cost-efficient consumer marketing program. We formed alliances with some of the most renowned universities in the U.S. to act as Centers of Excellence. The purpose of these centers is to enhance our professional image and to provide the consumer with additional confidence in the potential for laser vision correction. The centers will, in some cases, conduct advanced clinical trials for new applications of our system, offer additional refractive surgical procedures, and provide staffing for our own Summit Vision[TRADEMARK] Centers. To further enhance our Summit Vision[TRADEMARK] Center offerings, we set up a third-party patient financing facility to allow our customers to pay for their procedure on a monthly basis over an extended period.

     We are in the process of discontinuing our center operations in the United Kingdom and consider that our off-shore beta site testing was successful. During our time operating these clinics, we learned many of the do's and don'ts which could have only been learned through experience. I feel that this will form the cornerstone of what I expect to become a very successful part of Summit's future.

     On the corporate side, we had several significant accomplishments. In the same week that we received FDA approval, we raised $100 million in an equity offering. This has resulted in additional positive coverage by Wall Street analysts and increased ownership of Summit stock by institutional investors. On December 1, 1995, we issued a 3-for-2 stock dividend for our shareholders. This dividend was intended, among other things, to enhance the ability of our shareholders to increase their ownership of Summit in a meaningful fashion. To further enhance our capital flexibility, Summit has obtained a $20 million line of credit for working capital needs, and a $20 million term loan to finance the development of our U.S. centers. This has substantially enhanced our balance sheet and allows us to keep substantial cash reserves on hand. The financial market seems to have responded well to these events and we believe our goals have been met.

     So, what next? While FDA approval has been our Holy Grail, it comes as no surprise to any of us that the victory in the race to approval has only brought us to a new starting line. We now expect to be critically and rightfully judged on our ability to turn once-in-a-lifetime medical innovation into a resounding business and financial success. We won the race to approval through determination, intelligence, dedication, and old-fashioned hard work. The spirit that runs through the Company will be the catalyst for us to continue our efforts of the last decade to accomplish the goals that our shareholders have set for us. Over the years, our shareholders, clinical investigators, and employees have shared in the faith and belief of many promises made, and we have delivered. I believe the future will be a reflection of our successful past and your patience as a shareholder will be justly rewarded.


Very truly yours,

/s/  David F. Muller
- ----------------------------------------
     David F. Muller, Ph.D.
     President and Chairman of the Board

- --------------------------------------------------------------------------------
"The spirit that runs through the Company will be the catalyst for us to continue our efforts of the last decade to accomplish the goals that our shareholders have set for us."

David F. Muller, Ph.D.
President and
Chairman of the Board
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
In excess of 140 million people in the United States use eyeglasses or contact lenses to correct common vision disorders, with over 60 million of these individuals suffering from nearsightedness. In 1995, approximately $13.8 billion were spent on eyeglasses and contact lenses by U.S. consumers. In addition, an estimated 250,000-300,000 radial keratotomy procedures were performed in the
U.S. in 1995. The results of a survey conducted in 1995 among a nationally representative cross sample of U.S. households indicated that 25% of nearsighted people between the ages of 21 - 49 years of age would be interested in having their nearsightedness corrected with excimer laser vision correction. This projects to approximately 13 million people.
- --------------------------------------------------------------------------------

In excess of 140 million people in the United States use eyeglasses or contact lenses to correct common vision disorders, with over 60 million of these individuals suffering from nearsightedness. In 1995, approximately $13.8 billion were spent on eyeglasses and contact lenses by U.S. consumers. In addition, an estimated 350,000 radial keratotomy procedures were performed in the U.S. in 1995. The results of a survey conducted in 1995 among a nationally representative cross sample of U.S. households indicated that 25% of nearsighted people between the ages of 21-49 years of age would be interested in having their nearsightedness corrected with excimer laser vision correction. This projects to approximately 13 million people.

- --------------------------------------------------------------------------------
The principal purchasers of Summit's products are ophthalmologists, universities, clinics and hospitals, as well as enterprises formed to deliver laser correction of nearsightedness to consumers. The Company believes that the demand for its excimer laser systems will be driven by the public demand for laser correction of nearsightedness. Accordingly, Summit has implemented a multi-tiered professional and consumer marketing strategy. The Company's efforts to promote laser correction of nearsightedness directly to the consumer are being conducted through a comprehensive marketing program utilizing television, radio and print advertising. This campaign is intended to benefit all Summit laser owners and the Company's vision correction centers.
- --------------------------------------------------------------------------------



- --------------------------------------------------------------------------------
"Summit is proud to offer the only excimer laser system approved in the U.S.
to treat nearsightedness. We are committed to creating programs which will reduce the barrier to capital equipment acquisitions and to help our customers promote the profitable use of their equipment."

John Frantzis,
Vice President, Sales
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
"Early response to our direct response consumer advertising efforts confirms that consumers have a tremendous amount of interest in laser correction of nearsightedness. Our commitment to the highest level of quality patient care and our investment in state-of-the-art telemarketing and database management systems give us a competitive advantage in this exciting new vision correction market."

David Applegate,
Vice President, Marketing - Summit Vision[TRADEMARK] Centers
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
"Summit's priority is to meet or exceed customer expectations in all facets of our business. FDA approval has challenged our customer support organization to grow rapidly to meet the needs of the U.S. market while maintaining strong support for our international customers. Summit will continue to meet this challenge in 1996."

Ray Krauss,
Executive Vice President,
Chief of Operations
- --------------------------------------------------------------------------------



- --------------------------------------------------------------------------------
Summit's success is clearly demonstrated by the growing size of its customer base. Since its inception, the Company has sold over 400 laser systems in over
50 countries. Since receiving FDA approval, the Company has increased its production capabilities and substantially increased its field service operations. The Company manufactures its products at its headquarters in
Waltham, Massachusetts, and its manufacturing facility in Cork, Ireland.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
"Our ISO 9002 approved facility in Cork reflects Summit's commitment to quality. However, quality is a journey which never ends. We are continuously developing our people, our manufacturing processes and our quality systems to ensure that we meet the challenges and demands of the marketplace with the highest quality products."

Andy Jones,
Managing Director, Operations - Summit Ireland.
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Summit intends to maintain its leadership position in the development, manufacture and sale of state-of-the-art laser technologies for the treatment of common vision disorders. The Company expects to continue to devote a significant amount of its resources in the areas of research, engineering and product development, including regulatory and clinical affairs. Outside the U.S., Summit has introduced its newest product, the Apex Plus excimer laser system. In addition to treating nearsightedness, this system is providing physicians with outstanding results in treating astigmatism and farsightedness.
- --------------------------------------------------------------------------------




- --------------------------------------------------------------------------------
"1995 represented the culmination of Company-wide efforts to obtain U.S.
approval for our excimer laser technology, reinforcing Summit's leadership in the refractive care field. As the first company to receive both therapeutic and laser vision correction approval, Summit is at the forefront of ophthalmology and is committed to continue offering revolutionary breakthroughs in the years to come."

Kimberley Doney,
Executive Vice President, Regulatory, Clinical & Quality Affairs
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
"In addition to being the leader in treating nearsightedness, we have completed our astigmatism and farsightedness product development. The Apex Plus laser system uses our patented erodible mask technology which we believe provides the surgeon with the most advanced, state-of-the-art technology to treat common vision disorders."

Howard Apple, Ph.D.
Vice President, R&D
- --------------------------------------------------------------------------------



- --------------------------------------------------------------------------------
"Research continues to be the engine that drives Summit. The Company prides itself on having a scientific team that continually monitors new and existing technologies so that we can continue to make procedural refinements/enhancements and remain a world leader in ophthalmic laser surgery."

Peter Klopotek, Ph.D.
Vice President, Science & Technology
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Summit is proud of its affiliations with prominent teaching hospitals located throughout the United States. The vast majority of the Summit Vision[TRADEMARK] Centers are being developed using a hub and spoke concept. The hub in each geographic region is a prestigious national teaching hospital serving as a
Center of Excellence for teaching and training purposes. The spokes in each region will be Summit Vision[TRADEMARK] Centers where laser correction of nearsightedness is performed, offering local physicians access to the facilities to treat their own patients. The following Centers of Excellence are currently operating and treating patients: Jules Stein Eye Institute at the UCLA Medical Center, Los Angeles; Stanford University Medical Center, Palo
Alto, California; Rush Presbyterian - St. Lukes Medical Center, Chicago; New England Eye Center at the Tufts University School of Medicine, Boston; George Washington University Medical Center, Washington, D.C.; and Cleveland Clinic Foundation Eye Institute, Cleveland, Ohio.
- --------------------------------------------------------------------------------



- --------------------------------------------------------------------------------
"Our Centers of Excellence strategy represents a significant milestone in the integration of laser vision correction into the vision correction market. We are confident that the imperatives of physician education, high quality patient care and access to the technology for community providers will be met, resulting in the adoption of laser vision correction as an accepted method of vision correction."

Ron Herskowitz, O.D.
Executive Vice President,
Professional Business Development
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
"Bringing laser vision correction to patients in a consistent, predictable and professional manner has required the development of innovative approaches to clinical data management and medical education."

Maureen O'Connell,
Vice President,
Compliance & Quality Assurance - Summit Vision[TRADEMARK] Centers
- --------------------------------------------------------------------------------



- --------------------------------------------------------------------------------
"Predictability, stability, success... laser vision correction qualities that we want our staff and facilities to convey to consumers."

Bruce Garcia,
Vice President,
Operations - Summit Vision[TRADEMARK] Centers
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Summit's objective is to maximize shareholder value by being the leader in every aspect of its business. Summit is uniquely positioned to generate its revenue from multiple sources including laser system sales, per procedure royalties, and operating vision correction centers. In addition, Summit offers an array of value-added services such as flexible equipment leasing and service programs for laser customers, consumer finance programs, marketing programs including education, research and telemarketing, and outcomes analysis and database management programs.
- --------------------------------------------------------------------------------





- --------------------------------------------------------------------------------
"Summit's financial performance improved substantially throughout 1995 as we increased revenues 86% from 1994 and succeeded in controlling operating expenses, which increased only 8% over last year. Our successful $100 million equity offering in 1995 substantially strengthened our balance sheet and established the capital required to maximize growth and expansion opportunities."

Rajiv Bhatt,
Executive Vice President,
Treasurer and Chief Financial Officer
- --------------------------------------------------------------------------------





- --------------------------------------------------------------------------------
"We have had considerable success in designing and implementing novel solutions to the complex and ever-changing legal challenges that arise as we build new businesses in a new industry. These are the building blocks for future success."

Peter Litman,
Executive Vice President and General Counsel
- --------------------------------------------------------------------------------

Financial Section


Management's Discussion and Analysis of Financial Condition and Results of Operations     18

Consolidated Balance Sheets                                                              20

Consolidated Statements of Operations                                                    21

Consolidated Statements of Stockholders' Equity                                           22

Consolidated Statements of Cash Flows                                                    24

Notes to Consolidated Financial Statements                                               25

Independent Auditor's Report                                                              35

Market for the Registrant's Common Stock and Related Securityholder Matters               36

Management's Discussion and Analysis of Financial Condition and Results of Operations



General

The Company is a worldwide leader in the development, manufacture and sale of ophthalmic laser systems designed to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. On October 20, 1995, the Company's excimer laser system (Excimer System) became the first excimer laser system in the world to be approved by the Food and Drug Administration for commercial sale in the United States for laser correction of nearsightedness.

     The Company's strategy is to become a vertically integrated vision correction business by (i) manufacturing and selling laser systems and related products to correct vision disorders; (ii) participating in per procedure royalties from its ownership in Pillar Point Partners; and (iii) operating vision correction centers. The Company believes that this strategy will position it to participate in revenues derived from the sale of Excimer Systems and revenues generated from laser correction of nearsightedness. There can be no assurance, however, that the Company will be successful in achieving these goals.


                             Results of Operations

1995 as compared with 1994

Revenues

Revenues for the year ended December 31, 1995 increased 86.4% to $45.1 million from $24.2 million for the year ended December 31, 1994. The increases were primarily attributable to higher sales of laser systems in the U.S. and product upgrade revenue.

     Due to uncertainty regarding acceptance of laser correction of nearsightedness by the ophthalmic community and the general population, uncertainty regarding the success of the Company's U.S. vision correction centers, the long sales cycle for laser systems and continued competition, quarterly revenues are likely to remain unpredictable. In addition, if U.S. FDA approval of Visx's excimer laser system for laser correction of nearsightedness occurs in 1996, the resulting increased competition may have a negative impact on laser system sales.

Cost of revenues

Cost of revenues as a percentage of revenues for the year ended December 31, 1995 decreased to 62.4% from 80.0% for the year ended December 31, 1994. This improvement was primarily attributable to the absorption of fixed overheads over higher sales volumes.

Operating Expenses

Operating expenses for the year ended December 31, 1995 increased 8.1% to $22.0 million from $20.3 million for the year ended December 31, 1994. The increase is primarily related to legal and start up costs related to the Company's U.S. vision correction centers. Operating expenses as a percentage of revenues for the year ended December 31, 1995 decreased to 48.7% from 84.0% for the year ended December 31, 1994.

     In the next twelve months the Company intends to open 20 to 30 Vision Correction Centers in the U.S. and anticipates incurring significant ongoing expenses including marketing, public relations, leasing, personnel hiring and training costs. Advertising and telemarketing commitments as of December 31, 1995 are approximately $1.7 million. The Company is in the process of discontinuing its vision correction centers in the U.K. as it concentrates on the opening of its U.S. vision correction centers.

Net Loss

Net loss for the year ended December 31, 1995 was $3.5 million. Net loss for the year ended December 31, 1994 was $15.4 million. The net loss related to the vision correction centers segment was $5.3 million for the year ended December 31, 1995 and $3.2 million for the year ended December 31, 1994. There can be no assurance that the Company will achieve profitability in 1996.

Income Taxes

Due to the uncertainties noted above, the Company has continued to provide a 100% valuation allowance against its net deferred tax asset of approximately $15.1 million.

1994 as compared with 1993

Revenues

Revenues for the year ended December 31, 1994 decreased 9.7% to $24.2 million from $26.8 million for the year ended December 31, 1993. The decrease was primarily attributable to lower international sales. The decrease was offset in part by increases in U.S. sales of Holmium Systems, service revenues and revenues from the Company's outpatient clinics. The decrease in international sales was due to increased competition. The Company's upgrade program continued to impact the Company's average selling price as early versions of its laser workstations were exchanged, on a limited basis, for new laser workstations at a reduced price.

     Regulatory delays in the U.S. continue to negatively impact the Company's revenues in 1994. In addition, increased competition in internal markets, a long sales cycle and the absence of a significant backlog may make quarterly revenues unpredictable.

Cost of revenues

Cost of revenues for the year ended December 31, 1994 as a percentage of revenues increased to 80.0% from 61.5% for the year ended December 31, 1993. The increase was primarily attributable to unabsorbed overheads due to a decline in production volumes, increases in costs incurred for product upgrades and revisions, and to a substantially lesser extent costs related to the development of the erodible mask.

Operating expenses

Operating expenses for the year ended December 31, 1994 increased 4.2% to $20.3 million from $19.5 million for the year ended December 31, 1993. The increases were primarily attributable to expenses related to regulatory affairs and research and development.


                        Liquidity and Capital Resources

The Company's liquidity requirements have been met through external financing. As of December 31, 1995, the Company's cash, cash equivalent balances and short-term investments increased $78.7 million to $95.9 million from $17.2 million as of December 31, 1994. The Company's net loss decreased to $3.5 million for the year ended December 31, 1995 from $15.4 million for the year ended December 31, 1994. The Company's inventories and accounts receivable increased $3.3 million and $5.9 million, respectively. Cash used from operations increased to $5.1 million for the year ended December 31, 1995 from $4.7 million for the year ended December 31, 1994.

     Cash used by investing activities of $31.4 million resulted primarily from an increase of $26.6 million in short and long term investments and additions to property and equipment of $4.1 million.

     Cash provided by financing activities of $102.1 million resulted from net proceeds from the sale of common stock of $99.9 million, and proceeds from the exercise of stock options of $2.6 million offset in part by net repayments of capital lease obligations of $0.5 million.

     In March of 1996, the Company obtained a $20.0 million unsecured revolving credit facility. The facility expires in March 1999 and allows the Company to borrow at LIBOR plus 75 basis points or Prime Rate. Also in March 1996, the Company's wholly-owned subsidiary, Refractive Centers International Inc., obtained a $20.0 million unsecured term loan. The term loan is payable over 16 equal quarterly installments at LIBOR plus 125 basis points or Prime Rate. The term loan is guaranteed by the Company. The Company intends to use this facility to fund working capital requirements and purchase equipment related to the opening of its U.S. vision correction centers.

     In October, the Company received net proceeds of $99.9 million from the sale of 3,795,000 shares of common stock. The Company intends to continue to expand its business through development and marketing of the Company's Vision Correction Centers, development of consumer acceptance of and demand for laser correction of nearsightedness, the expansion of manufacturing capabilities and further research and development. Management believes current cash resources and internally generated funds will be adequate to satisfy the Company's cash requirements, including current anticipated expenditures, for at least twenty-four months.

Consolidated Balance Sheets


                                                                           December 31,
(In thousands, except share and per share amounts)                       1995        1994
- -----------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                          $ 74,285    $  8,656
  Short-term investments                                               21,607       8,495
  Receivables, net of allowance of $974 in 1995 and $1,049 in 1994     15,520       9,535
  Inventories (note 3)                                                 10,265       7,028
  Prepaid expenses and other current assets                             3,372       1,079
  Notes receivable from officers (note 4)                                 381         665
                                                                     --------    --------
      Total current assets                                            125,430      35,458
                                                                     --------    --------
Property and equipment, net (note 5)                                    8,431       6,398
                                                                     --------    --------

Other assets:
  Long-term investments                                                13,531           -
  Patents, net (note 6)                                                 6,795       6,925
  Other assets, net                                                     1,413       2,386
  Restricted cash (note 10)                                             1,535           -
                                                                     --------    --------
Total Assets                                                         $157,135    $ 51,167
                                                                     ========    ========

Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                                   $  5,781    $  2,749
  Accrued expenses (note 7)                                             9,637       5,860
  Current maturities of capital lease obligations (note 8)                429         516
  Deferred revenue                                                      3,411       2,982
                                                                     --------    --------
      Total current liabilities                                        19,258      12,107

Capital lease obligations, less current maturities (note 8)             1,002       1,177
                                                                     --------    --------
      Total liabilities                                                20,260      13,284
                                                                     --------    --------
Commitments and contingencies (notes 8 and 10)

Stockholders' equity (note 9):
  Preferred stock, $.01 par value.  Authorized 5,000,000 shares.            -           -
  Common stock, $.01 par value.  Authorized 60,000,000 shares;
    issued 29,226,327 shares in 1995 and 25,185,973 shares in 1994        292         252
  Additional paid-in capital                                          170,229      67,676
  Accumulated deficit                                                 (33,514)    (30,002)
                                                                     --------    --------
                                                                      137,007      37,926
  Treasury stock, at cost, 5,284 shares in 1995 and 1,749
    shares in 1994                                                       (132)        (43)
                                                                     --------    --------
      Total stockholders' equity                                      136,875      37,883
                                                                     --------    --------
Total Liabilities and Stockholders' Equity                           $157,135    $ 51,167
                                                                     ========    ========


See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations



                                                 Years Ended December 31,
(In thousands, except per share amounts)       1995        1994       1993
- --------------------------------------------------------------------------
Net revenues                                $45,134    $ 24,210    $26,801
Cost of revenues                             28,181      19,363     16,480
                                            -------    --------    -------
  Gross profit                               16,953       4,847     10,321

Operating expenses                           21,981      20,331     19,503
                                            -------    --------    -------
  Operating loss                             (5,028)    (15,484)    (9,182)
                                            -------    --------    -------
Other income                                  1,516         103         28
                                            -------    --------    -------
  Net loss                                  $(3,512)   $(15,381)   $(9,154)
                                            =======    ========    =======

Net loss per share                          $  (.14)   $   (.62)   $  (.39)
                                            =======    ========    =======


  Weighted average number of
    common shares outstanding                25,965      24,666     23,379
                                            =======    ========    =======

See accompanying notes to consolidated financial statements.

Consolidated Statement's of Stockholders' Equity



                                                                                      Years Ended December 31, 1995, 1994 and 1993
                                                                                                              Notes
                                  Preferred stock      Common Stock  Additional                      receivable for          Total
                                 -----------------   ----------------   paid-in Accumulated  Treasury  common stock  stockholders'
In thousands                     Shares  Par value   Shares Par value   capital     deficit     stock      purchase         equity
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992          -      $   -   22,907      $230  $ 35,659    $ (5,467)    $(564)          $(3)      $ 29,855

Sale of common stock, net of
  issuance costs                      -          -    1,725        17    19,011           -         -             -         19,028
Retirement of treasury stock          -          -     (347)       (3)     (561)          -       563             -             (1)
Repayment of note receivable          -          -        -        --         -           -         -             3              3
Other shares issued                   -          -       15        --       202           -         1             -            203
Exercise of stock options             -          -      156         1       453           -        (5)            -            449
Net loss                              -          -        -        --         -      (9,154)        -             -         (9,154)
                                  -----      -----   ------      ----  --------    --------     -----           ---       --------
Balance at December 31, 1993          -      $   -   24,456      $245  $ 54,764    $(14,621)    $  (5)          $ -       $ 40,383
                                  =====      =====   ======      ====  ========    ========     =====           ===       ========
Sale of common stock, net of
  issuance costs                      -          -      525         6    11,112           -         -             -         11,118
Retirement of treasury stock          -          -      (13)        -      (305)          -       305             -              -
Other shares issued                   -          -       75         -     1,082           -         -             -          1,082
Exercise of stock options             -          -      143         1     1,023           -      (343)            -            681
Net loss                              -          -        -         -         -     (15,381)        -             -        (15,381)
                                  -----      -----   ------      ----  --------    --------     -----           ---       --------
Balance at December 31, 1994          -      $   -   25,186      $252  $ 67,676    $(30,002)    $ (43)          $ -       $ 37,883
                                  =====      =====   ======      ====  ========    ========     =====           ===       ========
Sale of common stock, net of
  issuance costs                      -          -    3,795        38    99,819           -         -             -         99,857
Other shares issued                   -          -        2         -        18           -         -             -             18
Exercise of stock options             -          -      243         2     2,716           -       (89)            -          2,629
Net loss                              -          -        -         -         -      (3,512)        -             -         (3,512)
                                  -----      -----   ------      ----  --------    --------     -----           ---       --------
Balance at December 31, 1995          -      $   -   29,226      $292  $170,229    $(33,514)    $(132)          $ -       $136,875
                                  =====      =====   ======      ====  ========    ========     =====           ===       ========

See accompanying notes to consolidated financial statements.

This statement retroactively reflects the issuance of a dividend of one share of the Company's common stock for every two shares of outstanding common stock to shareholders paid on December 1, 1995.



22                                                                            23

Consolidated Statements of Cash Flows


                                                                    Year Ended December 31,
In thousands                                                   1995        1994        1993
- -------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net loss                                                 $ (3,512)   $(15,381)   $ (9,154)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Depreciation and amortization                             2,493       2,253       1,710
    Provision (recovery) for losses on
      accounts receivable                                       (75)        357         985
    Changes in operating assets and liabilities:
      Accounts receivable, net                               (5,910)      3,688         521
      Inventories                                            (3,341)      2,166      (3,824)
      Prepaid expenses and other current assets              (2,292)       (125)        167
      Accounts payable                                        3,032       1,439           5
      Accrued expenses                                        4,064       1,100       1,271
      Deferred revenue                                          429        (176)        669
                                                           --------    --------    --------
        Net cash used by operating activities                (5,112)     (4,679)     (7,650)
                                                           --------    --------    --------

Cash Flows from Investing Activities:
  Increase in short-term investments                        (13,112)       (374)     (2,244)
  Purchase of long-term investments                         (13,531)          -           -
  Additions to property and equipment                        (4,099)     (1,180)     (3,063)
  Purchase of patents                                          (245)       (317)     (5,470)
  Change in other assets                                        876         177        (994)
  Repayment (issuance) of notes receivable from officers        284        (100)        381
  Increase in restricted cash                                (1,535)          -           -
  Proceeds from sale of property                                  -           -         162
                                                           --------    --------    --------
        Net cash used by investing activities               (31,362)     (1,794)    (11,228)
                                                           --------    --------    --------

Cash Flows from Financing Activities:
  Repayments of long-term debt and capital lease
    obligations                                                (537)       (617)       (616)
  Proceeds from long-term debt and capital lease
    obligations                                                 136       1,279           -
  Proceeds from sale of common stock                         99,857      11,118      19,029
  Proceeds from exercise of stock options                     2,629         476         420
  Proceeds from shares sold under Employee
    Stock Purchase Plan                                          18          54         130
                                                           --------    --------    --------
        Net cash provided by financing activities           102,103      12,310      18,963
                                                           --------    --------    --------

        Increase in cash and cash equivalents                65,629       5,837          85

Cash and cash equivalents at beginning of year                8,656       2,819       2,734
                                                           --------    --------    --------
Cash and cash equivalents at end of year                   $ 74,285    $  8,656    $  2,819
                                                           ========    ========    ========
Supplemental disclosures:
  Interest paid                                            $    309    $    185    $     93
                                                           ========    ========    ========
  Income taxes paid                                        $      5    $      5    $     15
                                                           ========    ========    ========


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements




In thousands, except share and per share amounts

December 31, 1995, 1994, and 1993

1. Nature of Business

Summit Technology, Inc. (the "Company") develops, manufactures and sells ophthalmic refractive laser systems and related products to correct vision disorders. The Company participates in per procedure royalties payable to Pillar Point Partners, a partnership, formed by the Company and VISX to hold certain U.S. patents covering excimer laser systems and procedures. Through its wholly-owned subsidiary, RCII, the Company owns and operates vision correction centers. The Company is in the process of discontinuing its vision correction centers in the U.K. as it concentrates on the opening of a signifigant number of U.S. vision correction centers ("Summit VisionTM Centers") in 1996. The vast majority of the Summit VisionTM Centers are being developed in affiliation with prestigious national teaching hospitals.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of material intercompany accounts and transactions.

Revenue Recognition

The Company recognizes revenue on product sales when the products are shipped and the customer takes ownership. The Company recognizes revenue on physician education programs when the services are performed. The Company records any advance payments for products or services as deferred revenue. The Company accrues the cost of warranty and product upgrade obligations when the product is shipped. The Company recognizes service contract revenue ratably over the length of the contract. The Company recognizes vision correction of nearsightedness treatment revenue at Summit Vision Centers when the procedure is performed. The Company recognizes per procedure royalty revenue and its payment obligation to Pillar Point Partners upon shipment of Omnicards to its customers. Omnicards are required to perform laser vision correction procedures.

Cash Equivalents

Cash equivalents consist of certificates of deposit and highly liquid investment grade corporate bonds with a maturity of three months or less.

Short and Long-term Investments

The Company's investments consist of short-term investments with original maturities between three and twelve months and long-term investments with original maturities greater than twelve months. The Company has the intent and the ability to hold these investments to maturity. Investments are carried at cost plus accrued interest, which approximates market. These investments consist of U.S. Government Securities and investment grade corporate bonds.

Financial Instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximates fair value because of the maturity of these items. The carrying amount of long-term capital lease obligations approximates fair value.

Concentration of Credit Risk

The Company's trade receivables can potentially subject it to credit risk. The Company limits its credit risk of U.S. receivables by obtaining advance deposits and commitments from customers and third-party leasing companies. The Company limits its credit risk of international receivables by using distributors with proven credit history or by requiring irrevocable letters of credit. In addition, all sales are made in U.S. dollars.

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is stated at cost. Property and equipment under capital leases is stated at the lower of the present value of future minimum lease payments or fair market value at the beginning of the lease term. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Amortization on property and equipment held under capital leases and leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

Research and Development Expenses

Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. These expenses were approximately $5,579, $6,186 and $5,682 for the years ended December 31, 1995, 1994 and 1993, respectively.

Patents and Organization Costs

Patents consist of patents and patent application costs. Patents are amortized over the patent's economic life using the straight-line method. Other assets include deposits, organization costs, and long-term trade receivables. Organization costs are amortized over five years using the straight-line method.

Income Taxes

Deferred tax assets and liabilities have been established for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements and tax returns. These deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using currently enacted tax rates that are expected to be in effect during the years in which the differences are anticipated to reverse. Deferred tax provision (benefit) represents the change in the deferred tax asset balance. Tax credits are treated as reductions of income taxes in the year in which the credits become available for income tax purposes.

Impairment of Long-lived Assets

The Company continually evaluates the recoverability of long-lived assets by assessing whether the amortization of the asset balance can be recovered through expected future results. Future operations of the Company may be impacted by the various legal proceedings related to the patents associated with the Company's product discussed in note 10. As of December 31, 1995 and 1994, the Company had not experienced any impairment of its long-lived assets.

Foreign Currency Translation

Assets, liabilities and expenses related to foreign operations are remeasured in U.S. dollars at the appropriate exchange rates. Gains and losses resulting from remeasurement are included in other income and expense.

Advertising Expenses

The Company expenses the production costs of advertising when the advertising takes place. At December 31, 1995, $1.8 million of advertising and telemarketing
                                       26

3. Inventories

Inventories consist of the following:

                                                                   December 31,
                                                            1995           1994
- -------------------------------------------------------------------------------

Raw materials and subassemblies                          $ 5,802        $ 4,370
Work in process                                            2,231          1,815
Finished goods                                             2,232            843
                                                         -------        -------
                                                         $10,265        $ 7,028
                                                         =======        =======

4. Notes Receivable From Officers

Notes receivable from officers at December 31, 1995 consists of a demand note receivable including accrued interest with an interest rate of 7.25%. Notes receivable from officers at December 31, 1994 consists of demand notes receivable with interest rates ranging from 7.0% to 8.0%.

5. Property and Equipment

Property and equipment consists of the following:

                                                                   December 31,
                                                            1995           1994
- -------------------------------------------------------------------------------
Leasehold improvements                                   $ 1,669        $ 1,406
Manufacturing and test equipment                           6,703          5,689
Furniture, fixtures and office equipment                   4,575          3,347
Laser and medical equipment                                2,106          1,633
Software development                                         837              -
                                                         -------        -------
                                                         $15,890        $12,075
Less Accumulated Depreciation                             (7,459)        (5,677)
                                                         -------        -------
  Net Property and Equipment                             $ 8,431        $ 6,398
                                                         =======        =======

6. Patents

Patents consist of the following:

                                                                   December 31,
                                                            1995           1994
- -------------------------------------------------------------------------------
Patents                                                   $7,381         $7,136
Patent Amortization                                         (586)          (211)
                                                          ------         ------
  Net Patents                                             $6,795         $6,925
                                                          ------         ------

7. Accrued Expenses

Accrued expenses consist of the following:

                                                                   December 31,
                                                            1995           1994
- -------------------------------------------------------------------------------
Accrued commissions                                       $  191         $  888
Accrued payroll and vacation                                 903            851
Accrued warranty costs                                     2,623            873
Accrued product upgrade costs                              1,058          1,155
Accrued sales tax                                          1,031            237
Other accrued expenses                                     3,831          1,856
                                                          ------         ------
                                                          $9,637         $5,860
                                                          ------         ------

8. Financing and Leasing Arrangements

Leases

Capital lease obligations consist of amounts due under equipment lease agreements. At December 31, 1995, the cost and accumulated depreciation of the related equipment was $2,245 and $ 1,011, respectively.

     The Company leases office, manufacturing and vision correction center facilities in the U.S. under operating leases expiring in 2001. The Company leases office space for its vision correction centers in the U.K. under operating leases expiring in 2000. The Company leases an office and manufacturing facility in Ireland under an operating lease expiring in 2026. Rent expense was approximately $796, $675 and $576, for the years ended December 31, 1995, 1994, and 1993, respectively.

     At December 31, 1995, future minimum payments for capital leases and minimum rental payments under noncancellable operating leases were as follows:

                                              Capital Leases   Operating Leases
- -------------------------------------------------------------------------------
Year ending December 31:
1996                                                     581              1,245
1997                                                     510              1,242
1998                                                     383              1,222
1999                                                     270                925
2000                                                      12                667
Thereafter                                                 -              3,387
                                                      ------             ------
  Minimum future lease payments                        1,756             $8,688
                                                                         ======
Less amounts representing interest                       325
  Present value of minimum future lease payments       1,431
Less current maturities                                  429
                                                      ------
  Capital leases, less current maturities             $1,002
                                                      ======

Financing Arrangements

In March 1995, the Company received a renewal of its working capital line of credit agreement. The agreement expires in March of 1996. The line of credit agreement allows the Company to borrow up to $8.0 million against eligible accounts receivable at LIBOR plus 150 basis points or Prime Rate per annum. At December 31, 1995 the Company had no borrowings under this facility.

     In March of 1996, the Company obtained a $20.0 million unsecured revolving credit facility. The facility expires in March 1999 and allows the Company to borrow at LIBOR plus 75 basis points or Prime Rate. Also in March 1996, the Company's wholly-owned subsidiary, RCII, obtained a $20.0 million unsecured term loan. The term loan is payable over 16 equal quarterly installments at LIBOR plus 125 basis points or Prime Rate. The term loan is guaranteed by the Company.


9. Stockholders' Equity

Common and Preferred Stock

As of December 31, 1995, the Company has authorized 5,000,000 shares of preferred stock of $.01 par value and 60,000,000 shares of common stock at $.01 par value. The terms and conditions of the preferred stock, including any preferences and dividends, will not be established until such time, if ever, as such shares are in fact issued by the Company.

     During the year ended December 31, 1995, the Company received net proceeds of $99.9 million from the sale of 3, 795,000 shares of Common Stock.

     On November 14, 1995, the Company announced the issuance of a dividend of one share of the Company's common stock for every two shares of outstanding common stock which has been retroactively reflected in the financial statements. The record date was November 24, 1995 and the payment date was December 1, 1995.

Stock Options

In March 1987, the Company adopted a Stock Option Plan (the "Plan"). The Plan permits the Company to grant both incentive and nonincentive stock options.
The stock options are generally exercisable one year after grant in equal installments over three to ten years. The Company has reserved 2,824,923 shares of Common Stock for issuance under this Plan.

                                      Options available       Options outstanding             Option price
- ----------------------------------------------------------------------------------------------------------
Balances, December 31, 1992                     197,641                 1,033,717             $ 1.17-19.83
Options granted                                (185,494)                  185,494               0.67-16.83
Options exercised                                     -                  (156,749)              1.17-16.17
Options canceled                                161,180                  (161,180)              6.75-19.83
                                               --------                 ---------              -----------
Balances, December 31, 1993                     173,327                   901,282               0.67-19.83
                                               --------                 ---------              -----------
Options granted                                (179,423)                  179,423               0.67-22.83
Options exercised                                     -                  (142,307)              1.63-19.83
Options canceled                                 73,281                   (73,281)              4.15-22.83
                                               --------                 ---------              -----------
Balances, December 31, 1994                      67,185                   865,117               0.67-22.83
                                               --------                 ---------              -----------
Increase in shares reserved                     375,000
Options granted                                 (98,661)                   98,661              19.17-33.75
Options exercised                                     -                  (242,314)              0.67-22.83
Options canceled                                 46,763                   (46,763)             13.33-29.33
                                               --------                 ---------              -----------
Balances, December 31, 1995                     390,287                   674,701              $4.33-33.75
                                               ========                 =========              ===========


At December 31, 1995, 385,738 shares were exercisable under the Plan at exercise prices ranging from $4.33 to $22.83.

     In February 1989, the Company granted an officer options to purchase 225,000 shares of Common Stock at $1.00 per share. The options are restricted, nonincentive, and were granted outside of the Company's Plan. At December 31, 1995, all 225,000 shares were exercisable.

     In May 1992, the Company adopted a Stock Option Plan for Outside Directors (the Directors Plan) and reserved 75,000 shares of Common Stock for issuance under the Directors' Plan. At December 31, 1995, 30,000 options were outstanding at option prices ranging from $10.50 to $14.87 and 24,000 options were exercisable at prices ranging from $10.50 to $14.87.

Refractive Centers International, Inc. Stock Option Plan

In August 1993, the Company adopted a Stock Option Plan to grant options to purchase shares of its wholly-owned subsidiary, Refractive Centers International, Inc. ("the RCII Plan") and reserved 2,500,000 shares of Refractive Centers International, Inc. for issuance under the RCII Plan. In September of 1995, the Company decreased the number of shares reserved from 2,500,000 to 800,000. At December 31, 1995, 711,250 options were outstanding at an option price of $0.50 and 213,250 were exercisable.

Employee Stock Purchase Plan

In May 1991, the Company adopted an Employee Stock Purchase Plan ("the Purchase Plan"). The Purchase Plan is available to all eligible full-time employees, excluding those owning 5% or more of the Companys Common Stock. Pursuant to the Purchase Plan, employees can purchase the Companys Common Stock, at 85% of fair market value, in an amount up to 5% of the employees wages during the semi-annual plan purchase period. At December 31, 1995, 375,000 shares of Common Stock were reserved under the Purchase Plan and 19,605 shares were issued.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" which permits either the recording of the estimated value of stock based compensation over the applicable vesting period or disclosing the unrecorded cost and the related effect on earnings per share in the Notes to the Consolidated Financial Statements. At this time, the Company does not intend to adopt the new standard, however, compliance with the new disclosure requirements will be made for the year ended December 31, 1996.

Shareholder Rights Plan

In March 1990, the Board of Directors adopted a Shareholder Rights Plan ("Rights Plan") pursuant to which each stockholder of the Company holds one currently non-exercisable right ("Right") for each share of Common Stock beneficially held. The Rights become exercisable upon the occurrence of a "Distribution Date," whereupon the holder is entitled to purchase from the Company one-quarter of a share of Common Stock at the exercise price of $8.33, subject to adjustment. Generally, a Distribution Date occurs if (a) a person or group becomes a beneficial owner of 15% or more of the Company's outstanding shares of Common Stock without the prior approval of the Board ("Acquiring Plan"), or
(b) ten business days lapse following the commencement of, or announcement of an intention to make, a tender or exchange offer for the Common Stock not approved by the Board, which, if consummated, would result in a person or group becoming a beneficial owner of 15% or more of the CompanyAEs outstanding shares of Common Stock.

     If a person or group becomes an Acquiring Person, a "Flip-In Event" thereby occurs concurrently with the Distribution Date, with the effect that each Right (other than those owned by such Acquiring Person) will entitle its holder to obtain Common Stock having a market value of eight times the Right's exercise price for a purchase price equal to four times the exercise price of the Rights, in effect allowing a Rights holder to purchase a fixed amount of the Company's Common Stock at a discount of 50% off the market price. If a person or group becomes an Acquiring Person (hence triggering a Flip-In Event), and thereafter the Company is involved in a merger or other business combination with the Acquiring Person where the Company is not the surviving entity and the holders of the Company's Common Stock are not the holders of all of the surviving entitys Common Stock, or the sale of 50% or more of the Company's assets and earning power to the Acquiring Person occurs a "Flip-Over Event", each Right (other than those owned by the Acquiring Person) will then entitle the holder to obtain eight times the Right's exercise price for a purchase price equal to four times the exercise price of the Rights.


10. Commitments and Contingencies

Commitments

During 1991, the Irish Development Authority ("IDA") agreed to reimburse the Company up to approximately $740 for rent, training and fixed asset acquisition costs incurred in conjunction with the opening of its manufacturing facility in Cork, Ireland. The Company may be required to repay the grants if the facility is closed within eight years of the final grant drawdown. As of December 31, 1995, the Company has received approximately $595 from the IDA under these agreements.

     In February 1992, the Company entered into a licensing agreement with IBM pursuant to which IBM granted the Company a license to its patent covering excimer laser ablation of tissue and the Company agreed to pay IBM a royalty of 2% of the net selling price of its Excimer Systems sold or leased in the U.S. and certain other countries. The Company also licenses certain laser patents from Patlex Corporation and has agreed to pay royalties, not to exceed $100 per year, with respect to laser sales.

Contingencies

There are a number of U.S. and foreign patents covering methods and apparatus for performing corneal surgery with excimer lasers and holmium lasers that are not owned by the Company. If patents held by others were considered valid and interpreted broadly in an adversarial proceeding, they could be deemed to cover one or more aspects of the excimer laser systems ("Excimer System") or the Company's holmium laser systems ("Holmium System") or their use to perform one or more procedures. While the Company either owns or has obtained from Pillar Point Partners (a partnership formed by the Company and VISX to hold certain U.S. patents) a license to what it believes are the important U.S. patents on laser vision correction to treat nearsightedness, also known as photorefractive keratectomy, or PRK patents, there can be no assurance that the Company will not be subject to one or more claims for infringement.

     In the event one of the Company's products is adjudged to infringe a patent in a particular market with the likely consequence of a damage award, the Company and its customers may be enjoined from making, using and selling such products in such market or be required to obtain a royalty-bearing license, if available on acceptable terms. Alternatively, in the event a license is not offered, the Company might be required to redesign those aspects of the products held to infringe so as to avoid infringement. Any redesign efforts undertaken by the Company might be expensive and could necessitate FDA review. Furthermore, they could delay the re-introduction of the Company's products into certain markets, or may be so significant as to be impractical. If redesign efforts were impractical, the Company could be prevented from manufacturing and selling the infringing products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Failure to maintain the protection afforded by certain of the Companys patents and the patents licensed to the Company and VISX by Pillar Point Partners would have a material adverse effect on the Company's future revenues and earnings. Further, there can be no assurance that the Company's patents (or those licensed from Pillar Point Partners) will ultimately be found to be valid, or that the Companys patent rights (or those licensed from Pillar Point Partners) will deter others from developing substantially equivalent or competitive products. Even if an unlicensed competitor's products infringe upon the Company's patents or those of Pillar Point Partners, it may be costly to enforce such rights. An infringement action may require the diversion of funds from the Company's operations and may require management to expend effort that might otherwise be devoted to the Company's operations. Furthermore, there can be no assurance that the Company or Pillar Point Partners will be successful in enforcing its patent rights. Any failure by the Company or Pillar Point Partners to prevail in patent infringement actions against others, or any success by another company in enforcing a patent infringement claim against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

U.S. Patent Litigation against VISX

On August 29, 1995, the Company filed suit in the U.S. District Court for the District of Delaware against VISX for infringement of a certain U.S. patent with a priority date of 1995, which was purchased by the Company in 1993 ("the Azema Patent"). The Company is seeking damages for past infringement for all excimer lasers manufactured by VISX in the U.S. for use outside the U.S. In addition, the Company is seeking to enjoin VISX from manufacturing and selling excimer lasers for any purpose other than U.S. clinical trials. On October 10, 1995, VISX filed an answer to the Company's complaint. There can be no assurance that the Company will prevail in this proceeding.

German Patent Litigation

On August 3, 1995, a German court determined that the Schwind Keratom ophthalmic excimer laser system distributed by Coherent, and the Chiron Technolas Keracor 116 ophthalmic excimer laser system distributed by Chiron Technolas, infringe the German counterpart of the Azema Patent. The court has entered cease and desist orders against Schwind and Chiron Technolas and has ordered them to pay damages to the Company for past infringements. Both the Schwind and Chiron Technolas excimer laser systems are manufactured in Germany. On September 5, 1995, the Company posted the requisite bond in Germany to enforce the injunction issued against Chiron Technolas by the German court, as a result of which Chiron Technolas is now prohibited from manufacturing, selling or using its Keracor 116 ophthalmic excimer laser systems in Germany, where its production facility is located. Chiron Technolas and Schwind have appealed the judgment and Chiron Technolas has also filed a nullity action with the German Patent Office. Although the Company believes it will prevail in this nullity action, there can be no assurance that the German Azema patent will survive the proceeding. If the nullity action or Chiron's appeal is decided against the Company, its infringement verdict in Germany will be overturned and it will be liable for damages which may or may not exceed the amount of the bond. This bond is recorded as restricted cash of $1.5 million at December 31, 1995.

Canadian Patent Litigation

On September 5, 1995, VISX sued the Company and eight Canadian ophthalmologists who use or have used the Company's Excimer System, the Federal Court of Canada, Trial Division, asserting that the Excimer System infringed certain Canadian patents held by VISX. In such suit, VISX seeks, among other things, damages for past infringement and a permanent injunction preventing the Company and the other defendants from manufacturing, marketing, selling, using and inducing others to use the Excimer System in Canada. The Company believes that it has valid defenses to VISX's suit and intends to defend such action vigorously; however, there can be no assurance that the Company will be successful. The Company does not believe that the Canadian market is material to its business. There can be no assurance that additional patent infringement claims in the United States or in other countries will not be asserted against the Company, or, if asserted, that the Company will be successful in defending against such claims.

Pillar Point Partners

There can be no assurance that the agreements between the Company and VISX relating to Pillar Point Partners will preclude patent disputes with VISX with respect to technology not included in Pillar Point Partners in the U.S. or with respect to any technology outside the U.S., or that the Company's activities will not infringe patents held by other parties. Under the agreements establishing Pillar Point Partners, the

Company must pay Pillar Point Partners a royalty fee each time its Excimer System is used to perform laser vision correction in the U.S., regardless of whether the Company performs the procedure. The Company intends to maintain contractual arrangements permitting it to collect such royalty fees from purchasers of its Excimer Systems, but, there can be no assurance that it will be able to collect such fees.

FTC Investigation

On October 13, 1995, the Company received notice that the Federal Trade Commission ("FTC") initiated an investigation to determine whether Pillar Point Partners, VISX, and the Company or any of their predecessors, alone or in conjunction with others, is engaging or has engaged in any unfair methods of competition in violation of the Federal Trade Commission Act, relating to certain arrangements concerning patents of devices and procedures, and/or practices relating to the sale or distribution of certain ophthalmic surgical devices. The FTC issued a subpoena requiring the Company to produce certain materials and information relating to the subject matter of the investigation. In forming Pillar Point Partners, the Company has taken measures to structure the partnership in a manner consistent with U.S. antitrust laws. The compliance of Pillar Point Partners with these laws will depend upon the activities of the partners, a determination of what constitutes the relevant market for purposes of such laws, the number and relative strength of competitors in such markets and numerous other factors, many of which are presently unknown or are beyond the control of Pillar Point Partners. There can be no assurance that the FTC's investigation will ultimately lead the FTC to agree that Pillar Point Partners complies with the U.S. antitrust laws. The Company is accordingly unable to predict whether or not, or when, any proceeding may be brought by the FTC following such investigation, or the scope of relief, if any, that may ultimately be ordered in the event that any such proceeding were determined adversely to the Company and/or Pillar Point Partners.

LaserSight Litigation

In March 1995, Pillar Point Partners sued LaserSight, Inc. for patent infringement in the Federal District Court for Delaware. Although the suit is based on a patent licensed to Pillar Point Partners by VISX, the Company will share in the expenses of this litigation. In addition, the defendant, LaserSight, Inc. has entered a declaratory judgment counterclaim challenging Pillar Point Partners' ability to enforce its rights under one of its patents, which counterclaim asserts, among other things, that the alleged pooling of patents by Pillar Point Partners constitutes patent misuse. Any successful challenge to the structure and operation of Pillar Point Partners or to its patents could have a material adverse effect on the Company's business, financial condition and results of operations.

11. Income Taxes

The appropriate tax effect of each type of temporary difference and carryforward that gives rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                   December 31,
                                                           1995            1994
- -------------------------------------------------------------------------------
Deferred tax asset:
  Net operating loss                                   $ 12,214        $ 11,682
  Research and development credit                           761             685
  Inventory adjustments                                     856             591
  Warranty/other reserves                                 1,623             786
  Other temporary differences                               426             199
                                                       --------        --------
  Subtotal                                             $ 15,880        $ 13,943
  Valuation allowance                                   (15,057)        (13,759)
                                                       --------        --------
                                                       $    823        $    184
Deferred tax liability:
  Patent costs                                              689              76
  Other temporary differences                               134             108
                                                       --------        --------
                                                       $    823        $    184

Net deferred tax asset                                 $      0        $      0
                                                       ========        ========

     Due to the uncertainty of future taxable income being generated, the Company has recorded a valuation allowance against its deferred tax assets. The valuation allowance for deferred tax assets as of December 31, 1993, was $8,638. The net change in the total valuation allowance for the years ended December 31, 1995 and December 31, 1994 was $1,298 and $5,121, respectively.

     At December 31, 1995, the Company had an operating loss carryforward of approximately $32,142 available to offset future federal taxable income. The net operating loss amount includes approximately $5,839 of employee stock option compensation deductions which will be credited to additional paid-in capital when realized. In addition, the Company has research and experimentation tax credit carryforwards of approximately $761. The operating loss and tax credit carryforwards expire in varying amounts through 2010. Pursuant to Section 382 of the Internal Revenue Code, if there is a change in stock ownership of the Company exceeding 50% during a three-year period, the utilization of the Company's net operating loss may be limited. As of December 31, 1995, utilization of the Company's net operating loss carryforward is not limited by
Section 382.

     There are no unremitted earnings in the Company's subsidiaries.

12. Segment Information

During 1992, the Company classified its operations into two business segments: medical equipment and vision correction centers. During the fourth quarter of 1995, the Company recorded an estimated $400 charge related to the closing of its U.K. centers.

Segment Information

                                  Medical             Vision
Year Ended December 31, 1995    Equipment  Correction Centers      Consolidated
- -------------------------------------------------------------------------------
Sales                            $ 44,310             $   824          $ 45,134
Loss from operations                 (624)             (4,404)           (5,028)
Depreciation and amortization       2,078                 415             2,493
Identifiable assets               151,525               5,610           157,135
Capital expenditures                2,412               1,687             4,099

Year Ended December 31, 1994
- -------------------------------------------------------------------------------
Sales                            $ 23,371             $   839          $ 24,210
Loss from operations              (13,205)             (2,279)          (15,484)
Depreciation and amortization       1,828                 425             2,253
Identifiable assets                49,085               2,082            51,167
Capital expenditures                1,139                  41             1,180

Year Ended December 31, 1993
- -------------------------------------------------------------------------------
Sales                            $ 26,740             $    61          $ 26,801
Loss from operations               (7,502)             (1,680)           (9,182)
Depreciation and amortization       1,447                 221             1,668
Identifiable assets                48,494               2,054            50,548
Capital expenditures                1,332               1,731             3,063

Geographic Area

The following table summarizes financial information by geographic area:

Year Ended December 31, 1995: United States   Europe    Eliminations  Consolidated
- ----------------------------------------------------------------------------------
Total revenues:
  Unaffiliated customers           $ 38,421   $  6,713     $      -       $ 45,134
  Intercompany transfers              3,745     11,931      (15,676)             -
                                   --------   --------     --------       --------
    Total                          $ 42,166   $ 18,644     $(15,676)      $ 45,134
                                   ========   ========     ========       ========
Loss from operations               $ (3,391)  $ (1,255)    $   (382)      $ (5,028)
                                   ========   ========     ========       ========
Identifiable assets                $172,365   $ 10,093     $(25,323)      $157,135
                                   ========   ========     ========       ========

Year Ended December 31, 1994:
Total revenues:
   Unaffiliated customers          $ 19,475   $  4,735     $      -       $ 24,210
   Intercompany transfers             2,426      2,364       (4,790)             -
                                   --------   --------     --------       --------
     Total                         $ 21,901   $  7,099     $ (4,790)      $ 24,210
                                   ========   ========     ========       ========
Loss from operations               $ (9,092)  $ (6,493)    $    101       $(15,484)
                                   ========   ========     ========       ========
Identifiable assets                $ 57,750   $  9,109     $(15,692)      $ 51,167
                                   ========   ========     ========       ========

Year Ended December 31, 1993:
- ----------------------------------------------------------------------------------
Total revenues:
  Unaffiliated customers           $ 13,965   $ 12,836     $      -       $ 26,801
  Intercompany transfers              6,925      2,870       (9,795)             -
                                   --------   --------     --------       --------
    Total                          $ 20,890   $ 15,706     $ (9,795)      $ 26,801
                                   ========   ========     ========       ========
Loss from operations               $ (8,175)  $ (1,007)    $      -       $ (9,182)
                                   ========   ========     ========       ========
Identifiable assets                $ 51,659   $ 15,930     $(17,040)      $ 50,548)
                                   ========   ========     ========       ========


Intercompany transfers represent shipments of parts and subassemblies between the Company and its European subsidiary. These shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues.

Significant Customers

For the year ended December 31, 1993, a customer accounted for 11% of total net revenues. There were no significant customers for the years ended December 31, 1995 and December 31, 1994.

Export Sales

Export sales from the Company's U.S. operation to unaffiliated customers by geographic area were as follows:

                                                                            1993
- --------------------------------------------------------------------------------
Pacific Rim & Far East                                                       20%
Europe & Mideast                                                              8%
North and Latin America                                                       9%

The above percentages do not include sales to unaffiliated customers made from the Company's European subsidiary. Export sales in 1995 and 1994 were immaterial.

13. Retirement Plan

In 1991, the Company established a Retirement Plan ("the Plan") for all domestic employees under Section 401(k) of the Internal Revenue Code. Employees may contribute from 2% to 18% of their salary subject to contribution limits defined by the Internal Revenue Code. The Company may, at its discretion, match in cash or its common stock 50% of an employee's contribution up to 4% of the employee's salary. For the year ended December 31, 1995, $76 of common stock was subscribed. For the years ended December 31, 1994 and 1993, the Company issued common stock valued at $62 and $76, respectively representing its matching contribution to the Plan.

14. Pillar Point Partnership

Pursuant to a partnership and licensing arrangement with VISX, the Company and VISX are obligated to pay royalties on U.S. equipment sales and procedures performed with such equipment in the U.S. to Pillar Point Partners. Pillar Point Partners is jointly owned by the Company and VISX. The Company records the net royalty liability owed to Pillar Point Partners as Cost of Revenues. Administrative expenses paid to Pillar Point Partners are classified as operating expenses as incurred.

15. Supplemental Cash Flow Information

For the years ended December 31, 1995, 1994, and 1993, the Company recorded the following non cash transactions:

1995
- --------------------------------------------------------------------------------
None.

1994
- --------------------------------------------------------------------------------
Shares issued for patent rights of $966. Retirement of treasury stock of $305. Notes receivable for common stock purchase of $205. Shares issued under Retirement Plan of $62.

1993
- --------------------------------------------------------------------------------
Retirement of treasury stock of $563.
Shares issued under Retirement Plan of $76.

Independent Auditors' Report

The Board of Directors and Stockholders
Summit Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Summit Technology, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Technology, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                KPMG Peat Marwick LLP

                                                /s/ KPMG Peat Marwick LLP

Boston, Massachusetts
February 6, 1996

Market for the Registrant's Common Stock and Related Security Holder Matters

The Companys common stock $.01 par value ("Common Stock") is traded on the Nasdaq
National Market System, under the symbol "BEAM". The following chart sets forth the high and low closing price for the Common Stock during the indicated periods. This chart retroactively reflects the issuance of a dividend of one share of the Company's common stock for every two shares of outstanding common stock with a payment date of December 1, 1995.

Period                                                       High            Low
- --------------------------------------------------------------------------------
January 1 - March 31, 1995                               21 21/64       19
April 1 - June 30, 1995                                  25 11/64       20 43/64
July 1 - September 30, 1995                              33 53/64       28 53/64
October 1 - December 31, 1995                            33  3/4        29 43/64

January 1 - March 31, 1994                               23 53/64       18
April 1 - June 30, 1994                                  18             16  1/2
July 1 - September 30, 1994                              22 53/64       19 11/64
October 1 - December 31, 1994                            20 21/64       18 53/64

The foregoing quotations represent prices between dealers and do not include retail mark up, mark down, or commission and may not necessarily represent actual transactions. The actual closing price for the Common Stock on March 5, 1996 was 30 1/4. On March 5, 1996, the Common Stock was held of record by 3,902 persons and entities, including significant amounts of stock held in "street name".

Dividend Policy

The Company has paid no cash dividends on its Common Stock since incorporation, and does not intend to pay cash dividends to holders of its Common Stock in the foreseeable future. It is the present policy of the Company to retain earnings, if any, to finance expansion and growth. Payments of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

Cautionary Statements Under "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

This Report contains information about the Companys future business prospects including, without limitation, statements about the size of the potential markets for laser vision correction and the Company's excimer laser systems, the potential for significant royalty revenues, and the success of the Company's vision correction center business. Some of these statements may be considered "forward-looking". The following cautionary statements identify important factors that may cause actual results to differ materially from those reflected in, or implied by, any such forward-looking statements. The Company's profitability and growth depend upon broad acceptance of laser vision correction in the U.S. and there can be no assurance that laser vision correction will be accepted by either the ophthalmic community or the general population as an alternative to existing methods of treating refractive vision disorders. Acceptance of laser vision correction may be affected adversely by its cost, concerns relating to its safety and efficacy, the lack of third party reimbursement, general resistance to surgery, the effectiveness of alternative methods of correcting refractive vision disorders, the lack of long-term follow-up data, the possibility of unknown side effects and the cost of the Excimer System. Laser system sales may be negatively impacted by competition, patent disputes, changing technologies and delays in regulatory approvals. Participation in per-procedure royalties may be negatively impacted by challenges to Pillar Point Partners, the Company's patents and/or the FTC's investigation regarding Pillar Point Partners, VISX and the Company. The Company's financial position and results of operations are likely to be negatively impacted if the Company is unsuccessful in any of these areas.

     For additional information about the risks associated with the Companys business, please review the Company's Annual Report on Form 10-K for the year ended December 31, 1995, a copy of which is available from the Company without charge.

Board of Directors

David F. Muller, Ph.D.
President and Chairman of the Board
Summit Technology, Inc.

Jeffrey A. Bernfeld, J.D.
Vice President and General Counsel
American Science and Engineering,
a manufacturer of x-ray based detection equipment

Richard F. Miller
Investment Executive
First Albany Corporation,
a financial services firm

John A. Norris, J.D.
John A. Norris, Esq., P.C.,
a law and public affairs consulting firm

Richard M. Traskos
Vice President
Arthur A. Watson & Co., Inc.,
a business insurance brokerage and consulting firm

Executive Officers

David F. Muller, Ph.D.
President and Chairman of the Board

Howard P. Apple, Ph.D.
Vice President, Research and Development

Rajiv P. Bhatt
Executive Vice President, Treasurer and
Chief Financial Officer

Kimberley A. Doney
Executive Vice President, Regulatory, Clinical and Quality Affairs

John B. Frantzis
Vice President, Sales

Ron Herskowitz, O.D.
Executive Vice President, Professional Business
Development

Peter J. Klopotek, Ph.D.
Vice President, Science and Technology

Ray H. Krauss
Executive Vice President, Chief of Operations

Peter E. Litman
Executive Vice President and General Counsel

Shareholder Services

Shareholders of Summit Technology, Inc. who desire information about the Company are invited to contact Paula Elliott, Manager of Investor Relations, Summit Technology, Inc., 21 Hickory Drive, Waltham, MA 02154, by letter or telephone at 617-672-0518. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly and annual reports as quickly as possible. If you would like your name added to the list, please notify this office.

Annual Meeting

The annual meeting
of shareholders will be held on Wednesday, May 29, 1996, at 9:00 a.m. at:
Omni Parker House Hote
l60 School Street
Boston, Massachusetts

Form 10-K Report

A copy of the Annual Report on Form 10-K and other financial reports filed with the Securities and Exchange Commission are available without charge by writing or calling:

Investor Relations
Summit Technology, Inc.
21 Hickory Drive
Waltham, MA, 02154
Phone: 617-672-0518

Transfer Agent

The transfer agent is responsible for shareholder records and issuance of stock certificates. Shareholder requests concerning these matters are most efficiently answered by corresponding directly with American Stock Transfer at the following address:

American Stock Transfer and Trust Co.
40 Wall Street
New York, NY 10005
212-936-5100

Summit Technology, Inc.
21 Hickory Drive
Waltham, Massachusetts 02154